UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C. 20549

                     SCHEDULE 13D

      Under the Securities Exchange Act of 1934

Banknorth Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

06646R107

(CUSIP Number)

Mr. Chad Atkins
Private Capital Management, L.P.
8889 Pelican Bay Blvd. Suite 500
Naples, FL  34108

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 23, 2004

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
     Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]


 CUSIP No. 06646R107


           1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Private Capital Management, L.P.  (I.R.S. Number 59-3654603)
Mr. Bruce S. Sherman
Mr. Gregg J. Powers



           2. Check the Appropriate Box if a Member of a Group

              (a)

              (b)

           3. SEC Use Only

           4. Source of Funds (See Instructions)
		  OO

           5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

           6. Citizenship or Place of Organization

Private Capital Management, L.P.  	Delaware
Mr. Bruce S. Sherman			USA
Mr. Gregg J. Powers			USA

           7. Sole Voting Power

Private Capital Management, L.P.  	0
Mr. Bruce S. Sherman			0
Mr. Gregg J. Powers			0


	   8. Shared Voting Power

Private Capital Management, L.P.  	15,272,363
Mr. Bruce S. Sherman			15,272,363
Mr. Gregg J. Powers			15,272,363


 	   9. Sole Dispositive Power

Private Capital Management, L.P.  	0
Mr. Bruce S. Sherman			0
Mr. Gregg J. Powers			0


          10. Shared Dispositive Power

Private Capital Management, L.P.  	15,272,363
Mr. Bruce S. Sherman			15,272,363
Mr. Gregg J. Powers			15,272,363


          11. Aggregate Amount Beneficially Owned by Each Reporting Person

Private Capital Management, L.P.  	15,272,363
Mr. Bruce S. Sherman			15,272,363
Mr. Gregg J. Powers			15,272,363


          12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares


          13. Percent of Class Represented by Amount in Row (11)

Private Capital Management, L.P.  	8.8%
Mr. Bruce S. Sherman			8.8%
Mr. Gregg J. Powers			8.8%


          14. Type of Reporting Person (See Instructions)

Private Capital Management, L.P.  	IA
Mr. Bruce S. Sherman			IN
Mr. Gregg J. Powers			IN



Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of Banknorth Group, Inc., a Maine corporation. The principal executive office of which is located at Two Portland Square, Portland, Maine 04112. The Common Stock is traded on the New York
Stock Exchange.


Item 2. Identity and Background.

(a) Name. The persons filing this Schedule 13D are Private Capital Management, L.P. ("PCM"), Bruce S. Sherman, and Gregg J. Powers. PCM, Mr. Sherman, and Mr. Powers are collectively referred to as the "Reporting Persons." Mr. Sherman is CEO of PCM and Mr.
Powers is President of PCM, and as such both exercise shared dispositive and voting power with respect to shares held by PCM on behalf of its clients. Messrs. Sherman and Powers disclaim beneficial ownership for the shares held by PCM (including the Common Stock) and disclaim the existence of a group.

(b) Business Address. Each of the Reporting Person's business address is 8889 Pelican Bay Blvd. Suite 500, Naples, Florida 34108.

(c) Principal Occupation. PCM is a registered investment adviser under the Investment Advisers Act of 1940. PCM has the power and authority to make decisions to buy and sell securities on behalf of its clients. Mr. Sherman as CEO of PCM and Mr. Powers as President of PCM have the authority to direct the actions of PCM including decisions to buy and sell stock.

(d) None of the Reporting Persons has, during the last five years, been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) PCM is a limited partnership organized under the laws of the state of Delaware. Mr. Sherman and Mr. Powers are United States citizens.


Item 3.  Source and Amount of Funds or Other Consideration.

PCM has acquired shares of Common Stock at an aggregate purchase price of $397,235,519.23 on behalf of its investment advisory clients. Funds for these purchases were derived from PCM clients.


Item 4. Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock in order to establish a significant equity interest in the Company. All purchases of shares have been for investment purposes. The
Reporting Persons are continuing to assess the Company and options available to it to achieve maximum shareholder value. Depending on the Reporting Persons' assessment of future developments, one or more of the Reporting Persons may acquire additional securities or may determine to sell or otherwise dispose of all or some holdings in the Company. The Reporting Persons also anticipate that in the future they may support actions by third parties or the Company that, in the view of the Reporting Persons, offer the greatest likelihood of maximizing shareholder value.

The Reporting Persons propose that management and the Board of the Company take prompt action to reassess the options and opportunities available to the Company to maximize current shareholder value, including, among other possibilities, pursuing an auction for the Company or soliciting bids from potential acquirers or strategic partners in addition to TD Bank Financial Group
("TD Bank"). While the Reporting Persons have not made a final determination regarding whether they will vote for or against TD
Bank's proposed acquisition of 51% of the Company, PCM has significant concerns about the proposed transaction, including the up front deal price to be paid to current shareholders in light of the fact that they will hold what are effectively minority interest shares following the transaction, and the extent to which current shareholders of the Company are likely to participate in the long term benefits the Company and TD Bank expect to realize through the transaction. Finally, PCM is concerned whether the process the Company has undertaken with respect to selling all or a portion of itself to a strategic partner has been designed and conducted in a manner that would reasonably be expected to maximize current shareholder value from a share price perspective.

Representatives of PCM have discussed (and may continue to discuss) some of these concerns with representatives of the Company.

Except as set forth herein, the Reporting Persons have no present plans or proposals that would result in or relate to (a) an extraordinary corporate transaction involving the Company or any or its subsidiaries; (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (c) a change in the present Board of the Company or management of the Company; (d) a material change in present capitalization or dividend policy of the Company; (e) any other material change in the Company's business or corporate structure; (f) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which might impede the acquisition or control of the Company by any person;
(g) causing securities of the Company to be delisted from a national security exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (h) causing securities of the Company to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or (f) any other similar action.


Item 5. Interest in Securities of the Issuer.

(a)					Number of 	Percentage
	Reporting Person		Shares		of Shares

Private Capital Management, L.P.  	15,272,363  	(8.8%)
Mr. Bruce S. Sherman			15,272,363	(8.8%)
Mr. Gregg J. Powers			15,272,363	(8.8%)

As Chairman of PCM, Mr. Sherman may be deemed to be beneficial owner of shares of the Common Stock in the PCM investment advisory accounts of clients. As President of PCM, Mr. Powers may also be deemed to be beneficial owner of shares of the Common Stock in the PCM investment advisory accounts of clients. While Mr. Sherman, Mr. Powers and PCM may be deemed to beneficially own 15,272,363 shares of the Common Stock in the PCM investment advisory accounts of clients, the filing of this
Schedule 13D shall not be construed as an admission that such persons are the beneficial owners of any such securities. Mr. Sherman and Mr. Powers disclaim ownership of the shares of the Common Stock deemed to be beneficially owned by PCM.


(b)	Sole power to vote or direct the vote:

	Private Capital Management, L.P.  	0
	Mr. Bruce S. Sherman			0
	Mr. Gregg J. Powers			0

	Shared power to vote or direct the vote:

	Private Capital Management, L.P.  	15,272,363
	Mr. Bruce S. Sherman			15,272,363
	Mr. Gregg J. Powers			15,272,363

	Sole power to dispose or to direct the disposition:

	Private Capital Management, L.P.  	0
	Mr. Bruce S. Sherman			0
	Mr. Gregg J. Powers			0

	Shared power to dispose or direct the disposition:

	Private Capital Management, L.P.  	15,272,363
	Mr. Bruce S. Sherman			15,272,363
	Mr. Gregg J. Powers			15,272,363

(c)	The following table sets forth the Reporting Persons' transactions
	in the shares of the Common Stock during the last 60 days:

	Private Capital Management, L.P.

	The schedule below includes both discretionary transactions and client directed transactions where PCM did not exercise investment discretion.

			Number of 	Average		Transaction
	Date		Shares Price    Per Share	Effected

	7/22/04	        5500		31.68		Open Market Purchase
	7/22/04	        100		31.05		Open Market Sale
	7/23/04	        5800		31.47		Open Market Purchase
	7/26/04	        9900		31.30		Open Market Purchase
	7/27/04	        2200		31.60		Open Market Purchase
	7/28/04	        3800		31.28		Open Market Purchase
	7/29/04	        16800		32.06		Open Market Purchase
	7/30/04	        5800		31.97		Open Market Purchase
	8/2/04	        8500		31.68		Open Market Purchase
	8/2/04	        400		31.74		Open Market Sale
	8/3/04	        3600		31.70		Open Market Purchase
	8/4/04	        8500		31.29		Open Market Purchase
	8/5/04	        67500		31.08		Open Market Purchase
	8/6/04	        88300		30.93		Open Market Purchase
	8/9/04	        40500		30.74		Open Market Purchase
	8/9/04	        200		30.59		Open Market Sale
	8/10/04 	1800		30.98		Open Market Purchase
	8/11/04 	3000		31		Open Market Purchase
	8/11/04	        5500		30.87		Open Market Sale
	8/12/04		2100		31.04		Open Market Purchase
	8/13/04		400		31.02		Open Market Sale
	8/16/04		9400		31.31		Open Market Purchase
	8/17/04		500		31.43		Open Market Purchase
	8/17/04		6100		31.33		Open Market Sale
	8/18/04		1000		31.71		Open Market Purchase
	8/18/04		400		31.3		Open Market Sale
	8/19/04		3400		31.57		Open Market Purchase
	8/20/04		5800		31.69		Open Market Purchase
	8/23/04		1700		31.65		Open Market Purchase
	8/23/04		900		31.66		Open Market Sale
	8/24/04		2400		31.73		Open Market Purchase
	8/25/04		200000		34.84		Open Market Purchase
	8/26/04		1200		34.75		Open Market Sale
	8/27/04		1100		34.29		Open Market Sale
	9/3/04		7400		33.98		Open Market Sale
	9/7/04		400		34.24		Open Market Sale
	9/8/04		52600		34.07		Open Market Purchase
	9/8/04		100		33.95		Open Market Sale
	9/9/04		5500		34.05		Open Market Purchase
	9/13/04		200		33.86		Open Market Sale
	9/14/04		2100		34.07		Open Market Purchase
	9/14/04		1100		33.91		Open Market Sale
	9/20/04		7400		33.78		Open Market Sale
	9/21/04		600		33.86		Open Market Sale
	9/22/04		4600		33.91		Open Market Sale


	Mr. Bruce S. Sherman

	No Transactions


	Mr. Gregg J. Powers

	No Transactions

(d)	PCM, an investment advisor registered under the Investment
Advisors Act of 1940, pursuant to investment advisory contracts with its clients has shared dispositive power over the shares of the Common
Stock in the PCM investment advisory accounts of clients. The individual clients, none of whom individually owns beneficially more than 5% of the total class of such securities, have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of the Common Stock.

(e)  Not applicable


Item 6.  Contracts, Arrangements, Understandings or Relationships.

None


Item 7.  Exhibits.

None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 23, 2004


PRIVATE CAPITAL MANAGEMENT, L.P.

By: /s/Bruce S. Sherman
Bruce S. Sherman, CEO

/s/Bruce S. Sherman
Bruce S. Sherman, CEO

/s/Gregg J. Powers
Gregg J. Powers, President